UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 21, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our January 21, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS). Attached as Exhibit 99.1 is our related press release issued on January 21, 2025.

Date of announcement: 2025/01/21

Subject: Announcement of the Company’s Board of Directors resolution to repurchase shares

Date of events: 2025/01/21

To which item it meets: Article 4, Paragraph 1, Item 35 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the board of directors resolution: 2025/01/21
2.
Purpose of the share repurchase: To maintain the Company’s credit and shareholders’ equity
3.
Type of shares to be repurchased: Common shares
4.
Ceiling on total monetary amount of the share repurchase (NTD): 17,386,432,000
5.
Scheduled period for the repurchase: 2025/01/22~2025/03/21
6.
Number of shares to be repurchased (shares): 10,000,000
7.
Repurchase price range (NTD): 21.18~35.00, repurchase to continue if the share price is below the minimum price
8.
Method for the repurchase: To repurchase in the centralized securities exchange market
9.
Shares to be repurchased as a percentage of total issued shares of the Company (%): 1.38
10.
Cumulative number of the Company’s own shares held at the time of reporting (shares): 0
11.
Status of repurchases within three years prior to the time of reporting: None
12.
Status of repurchases that have been reported but not yet completed: None
13.
Minutes of the board of directors meeting that resolved for the share repurchase:

Subject: The Company intends to repurchase shares as treasury shares and cancel such treasury shares in accordance with the law.

Explanatory Note:

1.
According to Articles 28-2 of the “Securities and Exchange Act” and “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”.
2.
The proposed details for the repurchase of the Company’s shares are as follows:

(1) Purpose of the share repurchase: To maintain the Company’s credit and shareholders’ equity.

(2) Type of shares to be repurchased: Common shares.

(3) Maximum total amount of shares to be repurchased: NT$350,000,000.

(4) Scheduled period for the repurchase: 2025/01/22~2025/03/21.

(5) Number of shares to be repurchased: 10,000,000 shares (A percentage of total issued shares of the Company: 1.38%).

(6) Repurchase price range: NT$21.18~NT$35.00, repurchase to continue if the share price is below the minimum price.

(7) Method for the repurchase: Authorize a securities firm to repurchase in the centralized securities exchange market using open market purchases.

3.
The reasonableness of the price of the shares to be repurchased has been obtained from KGI Securities Co., Ltd., please refer to Attachment 1.

4.
The maintenance of the Company’s capital would not be affected by the repurchase, please refer to Attachment 2.
5.
It is proposed that the Chairman be authorized and their designee to fully represent the Company in handling matters related to the share repurchase and cancellation, including but not limited to determining the actual total number of shares to be repurchased, daily repurchase quantities, the actual transaction price per share, and signing related documents.
6.
This proposal has been approved by the 5th meeting of the 7th Audit Committee, and is hereby submitted to the Board of Directors for approval.
7.
Based on the foregoing, this proposal is hereby submitted to the Board of Directors for approval.

Resolution: Approved by all members present in the meeting.

14.
The Rules for Transfer of Shares set forth in Article 10 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies: N/A
15.
The Rules for Conversion of Shares or the Rules for Subscription of Shares set forth in Article 11 of the Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies: N/A
16.
Declaration that the financial status of the Company has been considered by the board of directors, and that its capital maintenance will not be affected:
1.
The Company resolved to repurchase 10,000,000 shares within two months from the date of filing through the centralized securities exchange market (the place of business of a securities firm), on January 21, 2025, during the 5th meeting of the 11th Board of Directors, with more than two-thirds of the directors present and a majority of the attending directors in agreement.
2.
The total number of shares to be repurchased represents approximately 1.38% of the Company’s issued shares, and the maximum amount required for the repurchase accounts for approximately 1.46% of the Company’s current assets. The Board of Directors has duly considered the Company’s financial position and hereby declares that the repurchase of the aforementioned shares is based on the current valuation not fully reflecting the Company’s long-term fundamentals and it will not affect the maintenance of the Company’s capital.
3.
This declaration has been approved by the aforementioned Board meeting, with all nine attending directors consenting to its contents. This statement is hereby issued.
17.
Appraisal or opinion by a CPA or securities underwriter about the reasonableness of the share repurchase price:

According to the evaluation opinion provided by KGI Securities Co., Ltd., the proposed repurchase price range for the Company’s shares, set between NT$21.18 and NT$35.00 per share, is deemed reasonable. The evaluation also concludes that the repurchase will not have any significant adverse impact on the Company’s financial structure, net asset value per share, earnings per share, return on equity, liquidity ratio, etc.

The total amount for the proposed share repurchase, calculated at the maximum price of NT$35.00 per share, is NT$350 million. Based on the Company’s Q3 2024 financial report, retained earnings (excluding special reserves), capital surplus, realized capital reserves, and the amounts deducted for declared distributions collectively amount to NT$17,386,432 thousand. This figure represents the maximum allowable amount for share repurchases, as stipulated by the “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”.

The calculations confirm that the proposed repurchase amount does not exceed the regulatory limits, and the predetermined repurchase price range is deemed reasonable.

18.
Other matters stipulated by the SFB: None

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release issued by ChipMOS on January 21, 2025.